                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934  (FEE REQUIRED)

             For the fiscal year ended................December 31, 2000

                                      OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934  (NO FEE REQUIRED)

             For the transition period from..............to..............
             Commission file number......................................

             A. FMC CORPORATION SAVINGS AND INVESTMENT PLAN
                           (Full title of the Plan)

             B. FMC CORPORATION
                200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)



       SIGNATURES
       ----------

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        FMC CORPORATION SAVINGS AND
                                        INVESTMENT PLAN


                                        By /s/ Steven H. Shapiro
                                          ---------------------------
                                        Steven H. Shapiro
                                        Associate General Counsel and
                                        Assistant Secretary

       Dated: June 28, 2001

FMC CORPORATION SAVINGS AND INVESTMENT PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page(s)
                                                                           -------
Independent Auditors' Report..................................                 1

Financial Statements:

  Statements of Net Assets Available for Benefits.............                 2

  Statements of Changes in Net Assets Available for Benefits..                 3

  Notes to Financial Statements...............................               4-9
                                                                Schedule
                                                                --------

Schedule of Assets Held for Investment Purposes...............      1         10

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2001

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
(In thousands)


                                            2000           1999
                                        ------------   ------------
Assets:
  Investments, at fair value             $ 664,007      $ 598,447

Receivables:
  Contributions - employees                      -              1
  Contributions - employer                     171            176
  Participants' loans                       19,727         18,949
                                        ------------   ------------
                                            19,898         19,126
                                        ------------   ------------

Net assets available for benefits        $ 683,905      $ 617,573
                                        ============   ============


The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
(In thousands)




                                                   2000        1999
                                                ---------   ----------

Additions:
  Net appreciation in fair value
    of investments                              $  62,523   $  10,822
  Interest and dividend income                     25,931      18,733
  Contributions - employees                        32,711      34,392
  Contributions - employer                         14,007      15,838
                                                ---------   ---------

Total additions                                   135,172      79,785
                                                ---------   ---------

Deductions:
  Distributions to participants                    82,369      83,909
  Administrative expenses                             429         471
                                                ---------   ---------

Total deductions                                   82,798      84,380
                                                ---------   ---------

Net additions (deductions) prior to transfers
  and other changes                                52,374      (4,595)

Net transferred in (Note 6)                        13,958       8,316
                                                ---------   ---------

Net additions                                      66,332       3,721

Net assets available for benefits,
  beginning of year                               617,573     613,852
                                                ---------   ---------

Net assets available for benefits,
  end of year                                   $ 683,905   $ 617,573
                                                =========   =========


The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(1)  Description of the Plan

     The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     The Plan's name was changed in January 2000. Formerly, the Plan was known as the FMC Thrift and Stock Purchase Plan.

     (a)  General

     The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (FMC, or the Company) (other than employees who generally reside or work outside of the United States and employees covered by certain collective bargaining agreements). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan was amended and restated effective January 1, 1999 to comply with legislative changes. The Plan is administered by the FMC Corporation Employee Welfare Benefits Plan Committee.

     (b)  Contributions

     Participants may elect to have their annual compensation reduced by up to $10,500, subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $10,500 (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $10,500 limit on pretax contributions. At December 31, 2000, 9,338 current and former employees participated in the Plan.

     (c)  Trust

     The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan's record keeper.

     (d)  Investment options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

     1)   FMC Stock Fund - Funds are invested in common stock of FMC
          Corporation.

     2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 2000 and December 31, 1999, the effective annual yield was approximately 6.41% and 6.99%, respectively.

     3) Clipper Fund - Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

     4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks, which are considered, undervalued by the fund manager.

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. - headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

     8) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     9) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     10) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     11) Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. Government or its agencies.

     12) Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     The following new funds were offered as investment options in 2000:

     1) PIMCO Total Return Fund - Funds are invested primarily in U.S. government, corporate, mortgage and foreign bonds.

     2) MAS Mid Cap Growth Portfolio - Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well.

     3) Fidelity Capital & Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

     4) Fidelity Freedom Funds - a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund and Freedom 2030 Fund. The four target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan.

     Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the Company from the forfeitures. Certain other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans, which are secured by the participant's vested account balance, must be repaid over 60 months with interest at the announced Stable Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 2000 and December 31, 1999, which are reported in the Loan Fund, were $19,727,000 and $18,949,000, respectively.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

     (j)  Forfeited Accounts

     At December 31, 2000, forfeited non-vested accounts totaled $127,000. These accounts will be used to reduce future employer contributions or for certain plan administration expenses. During 2000, employer contributions were reduced by $672,000 and plan expenses of $118,000 were paid from forfeited non-vested accounts.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

     (e)  Recent Accounting Pronouncement

     Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for the Plan's financial statements beginning January 1, 2001. Adoption of SFAS No. 133 is not expected to have a material impact on the Plan's financial position or results of operations.

(3)  Investments and Basis of Allocation

     Investments at fair value, which represent 5% or more of the Plan's assets available for benefits, are separately identified below:


--------------------------------------------------------------------------------
                                                       December 31,
                                             ------------------------------
                                                2000                  1999
--------------------------------------------------------------------------------
                                                      (in thousands)
     FMC Stock Fund                          $345,299              $308,019
     Stable Value Fund                        130,853               131,393
     Sequoia Fund                              31,607                32,415
     Fidelity Blue Chip Growth Fund            42,283                35,485
--------------------------------------------------------------------------------

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

--------------------------------------------------------------------------------
                                                  Year ended December 31,
                                              ------------------------------
                                                2000                  1999
--------------------------------------------------------------------------------
                                                      (in thousands)
     FMC Stock Fund                            $74,698               $11,763
     Clipper Fund                                3,800                (2,875)
     Mutual Qualified Fund (Z)                    (160)                  446
     Sequoia Fund                               (1,407)               (9,499)
     Fidelity Puritan Fund                        (108)                 (444)
     Fidelity Magellan Fund                     (1,625)                  455
     Fidelity Blue Chip Growth Fund             (7,015)                5,290
     Low-Priced Stock Fund                          75                   (56)
     Diversified International Fund             (1,431)                1,950
     U. S. Equity Index Pool Fund               (2,383)                3,794
     MAS Mid Cap Growth Portfolio               (1,638)                    -
     PIMCO Total Return Fund                        27                     -
     Fidelity Capital & Income Fund                (11)                    -
     Fidelity Freedom 2000 Fund                    (11)                    -
     Fidelity Freedom 2010 Fund                    (58)                    -
     Fidelity Freedom 2020 Fund                   (109)                    -
     Fidelity Freedom 2030 Fund                    (43)                    -
     Fidelity Freedom Income Fund                  (57)                    -
     Harsco Stock Fund                             (21)                   (2)
--------------------------------------------------------------------------------
                                               $62,523               $10,822
--------------------------------------------------------------------------------


(4)  Non-participant Directed Investments

     Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $127,000 and $243,000 at December 31, 2000 and 1999, respectively, are included in the Stable Value Fund.

     Changes in the non-participant directed investments during 2000 were:

                                                                  (in thousands)
                                                                   ------------

      Non-participant directed assets at December 31, 1999            $ 243
      Non-vested forfeited accounts                                     660
      Interest income                                                    14
      Forfeitures used to reduce company contributions                 (672)
      Forfeitures used for plan expenses                               (118)
      -------------------------------------------------------------------------
      Non-participant directed investments at December 31, 2000       $ 127
      -------------------------------------------------------------------------

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

(5)  Income Taxes

     The Plan was amended and restated effective January 1, 1999 to reflect Plan changes and changes in the Internal Revenue Code. The Plan received a favorable determination letter from the Internal Revenue Service on May 22, 2000 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, that the related Master Trust (and, prior to that, the predecessor trust) are exempt from tax under Section 501(a) of the Code.

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)  Plan Merger and Asset Transfers

     In July 2000, the Plan received $7,875,000 from the former trustee of the York International's Northfield Freezing Systems Group, which was acquired by FMC Corporation. In September 2000, the accounts for the Company's bargaining employee units at Baltimore, MD and Spring Hill, WV, were merged into the Plan. As a result the plan received assets of $5,833,000 from the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees. In addition, during 2000 the Plan received $250,000 due to employee transfers and turnover.

     In January 1999, the accounts for the Company's bargaining employee unit at Middleport, NY were merged into the Plan. As a result the plan received assets of $594,000 from the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees. In September 1999, the Plan received $7,417,000 from the former trustee of the Tg Soda Ash operations of Elf AtoChem, which were acquired by FMC Corporation. In addition, during 1999 the Plan received $305,000 due to employee transfers and turnover.

(7)  FMC's Plan for Reorganization

     In October 2000, FMC's management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.

     The machinery company will be named FMC Technologies, Inc. (Technologies) and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.

     Technologies completed an initial public offering of slightly less than 20 percent of its common stock on June 14, 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue Service, FMC intends to make a tax-free distribution of its remaining interest in Technologies by the end of 2001.

     As a result of the reorganization, participants who are employees of Technologies will be transferred from the Plan into a new plan sponsored by Technologies before the end of 2001.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN                           Schedule 1
                                                                      ----------
Schedule of Assets Held for Investment Purposes

December 31, 2000

====================================================================================================================================

                                                        Description of investment including                          Current value
Identity of issue, borrower, lessor                       maturity date, rate of interest                            at December 31,
       or similar party                                 collateral, par, or maturity value                                2000
------------------------------------------------------------------------------------------------------------------------------------
FMC Stock Fund (FMC Common Stock)                       FMC Corporation Stock
    Party in Interest                                   approximately 4,816,727 shares                                 $345,299

Stable Value Fund                                       Portfolio includes investment contracts
                                                          offered by major insurance companies
                                                          and other approved financial institutions                     130,853

Clipper Fund                                            Stock Long-term Growth Fund                                      27,071

Mutual Qualified Fund (Z)                               Stock Long-term Growth Fund                                      13,843

Sequoia Fund                                            Stock Long-term Growth Fund                                      31,607

Fidelity Puritan Fund                                   Stock and Bond Fund                                               8,437

Fidelity Magellan Fund                                  Stock Long-term Growth Fund                                      11,957

Fidelity Blue Chip Growth Fund                          Large Companies Stock Fund                                       42,283

Fidelity Low-Priced Stock Fund                          Growth Mutual Fund                                                4,984

Fidelity Diversified International Fund                 Growth Mutual Fund of Foreign                                     9,310
                                                           Companies

Retirement Government Money Market Portfolio            Money Market Mutual Fund                                          6,113

Fidelity U.S Equity Index Pool Fund                     Stock Index Fund                                                 23,469

PIMCO Total Return Fund                                 Income Mutual Fund                                                  720

MAS Mid Cap Growth Portfolio                            Stock Long-term Growth Fund                                       4,762

Fidelity Capital & Income Fund                          Equity Income & Growth Fund                                         103

Fidelity Freedom Funds:                                 Asset allocation series funds, primarily
    Freedom Income Fund                                 invest in other Fidelity mutual funds                               367
    Freedom 2000 Fund                                   which provide moderate asset allocation                             590
    Freedom 2010 Fund                                   with a target reiterement date.                                   1,308
    Freedom 2020 Fund                                   Invest in stock, bonds and money market                             408
    Freedom 2030 Fund                                   mutual funds                                                        469

Harsco Stock Fund                                       Harsco Corporation Stock                                             54
                                                        approximately 2,203 shares

Participants' loans receivable                          Varying rates of interest 6.46% - 7.20%                          19,727
------------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                                              $683,734
====================================================================================================================================

See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE       DESCRIPTION
-------------       -----------

10.2 FMC Employees' Savings and Investment Plan, as amended and restated as of January 1, 1999 (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K filed on March 27, 2000)

10.2.a First Amendment of FMC Corporation Savings and Investment Plan (incorporated by reference from Exhibit 10.5.b to the Quarterly Report on Form 10-Q filed on November 14, 2000)

10.4 Master Trust Agreement between FMC Corporation and Fidelity Management Trust Company dated June 1, 1997, for the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on March 17, 1998)

23.1                Consent of KPMG LLP